Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp.
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2	Date of Material Change

August 16, 2019.

Item 3	News Release

A news release with respect to the contents of this report was issued on August 19, 2019 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On August 19, 2019, Lithium Americas Corp. (“LAC” or the “Company”) announced that it has closed the previously announced transaction (the “Project Investment”) in which a subsidiary of Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”) subscribed for newly issued shares of Minera Exar S.A. (“Minera Exar”), the holding company for the Caucharí-Olaroz lithium brine project in Jujuy, Argentina (“Caucharí-Olaroz” or the “Project”). In consideration for the newly issued shares, Minera Exar has received US$160 million in cash to continue to fund the Project’s construction activities. Upon closing, Ganfeng Lithium has increased its interest in Caucharí-Olaroz from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest.

Item 5	Full Description of Material Change

On August 19, 2019, the Company announced that it has closed the previously announced Project Investment in which a subsidiary of Ganfeng Lithium subscribed for newly issued shares of Minera Exar, the holding company for the Project in Jujuy, Argentina. In consideration for the newly issued shares, Minera Exar has received US$160 million in cash to continue to fund the Project’s construction activities. Upon closing, Ganfeng Lithium has increased its interest in

Caucharí-Olaroz from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an 8.5% interest in Minera Exar).

Upon completion of the Project Investment, Minera Exar repaid to LAC US$8.8 million of outstanding loans (which amount includes the accrued interest thereon) that were previously advanced by the Company and, the parties implemented certain amendments to the shareholders agreement governing the Project to reflect a 50/50 joint venture. Of the US$160 million consideration for the Project Investment, US$57 million was advanced prior to closing. The Company also executed an amended and restated offtake agreement with BCP Innovation Pte Ltd. (“Bangchak”) whereby, in consideration for Bangchak’s consent to the Project Investment, in the event the Company approves an expansion of the initial production capacity of the Project from its current targeted production of 25,000 tpa to 40,000 tpa, the Company has agreed to provide incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate at market prices.

The principal purposes and business reasons for, and anticipated effect of, the Project Investment include: (i) ensuring that the Company’s anticipated capital expenditure obligations with respect to the Project are fully funded; (ii) securing repayment by Minera Exar of US$8.8 million of its outstanding indebtedness owing to the Company and thereby providing liquidity to the Company; (iii) continuing to advance the development of the Project; and (iv) continuing to leverage Ganfeng Lithium’s technical and project execution expertise to advance and optimize the Project.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-02

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC V6C 1E5
Telephone: 1 (778)-656-5811

Item 9	Date of Report

August 27, 2019

FORWARD-LOOKING STATEMENTS & INFORMATION

This report contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this report include, among other things: anticipated rates of production at the Project; successful development of the Project and the Thacker Pass project, including timing, anticipated production, and results thereof, the Company’s ability to successfully fund, or remain fully funded for, such development, accuracy of estimates of mineral resources and mineral reserves, whether the Company ever adopts a 40,000 tpa development plan for the Project, and the timing and results of an updated feasibility study for the Project.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, forecasted demand for lithium products, the Company’s ability to fund, advance and develop the Project and the Thacker Pass project into production, including results therefrom and timing thereof, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng Lithium, and a stable and supportive legislative, regulatory and community environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners and including, in respect of the Project, in Argentina), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation, governmental or community policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this report, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.